Exhibit 99.1

Operating and Financial Review and Prospects

OPERATING RESULTS

Trends and Factors Affecting Our Operating Results

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.

The following table sets forth our average crop, rice and sugarcane yields for the each of the harvest years presented as of September 30:

			% Change
	2013/2014	2012/2013	2012/2013 - 2013/2014
	Harvest Year (1)	Harvest Year(1)
	Tons per hectare
Corn (2)	6.2	5.3	17.5%
Soybean	2.9	2.2	32.7%
Soybean (second harvest)	1.9	1.3	49.7%
Cotton lint	1.0	1.0	(1.6%)
Wheat (3)	2.6	1.8	45.6%
Rice	5.6	5.7	(1.5%)
Sugarcane	79.0	74.3	6.3%

(1)	The table above reflects the full harvest season.

(2)	Includes sorghum

(3)	Includes barley

(ii) Effects of Fluctuations in Production Costs

During the last two years, we have experienced fluctuations in our production costs. The primary reason is the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel (v) farm leases and (vi) labor. The use of advanced technology, however, allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include using no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills, which has also yielded higher rates of energy production per ton of sugarcane.

1

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2014 to September 30, 2014, soybean prices decreased 35.7% and corn prices decreased by 54.2%. Also, between January 1, 2014 and September 30, 2014, ethanol prices increased 3.0% according to data provided by the Escuela Superior de Agricultura Luiz de Queiroz (“ESALQ”), and sugar prices decreased by 15.6%, according to data provided by the Intercontinental Exchange of New York (“ICE-NY”). Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of not harvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products for the periods indicated:

Soybean in U.S. cents per bushel (CBOT)	Corn in U.S. cents per bushel (CBOT)

Sugar in U.S. cents per pound (ICE-NY)	Ethanol in Reais per cubic meter (ESALQ)

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this prospectus in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop and rice planting on the last farm to finish harvesting that harvest year.

2

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. Regarding sugarcane the production area can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The increase in crops and rice production area for the nine month period ended September 30, 2014 compared to the same period in 2013 was mainly driven by the transformation of undeveloped/undermanaged owned land that was put into production. The increase in sugar, ethanol and energy production area is explained by an increase in leased hectares.

The following table sets forth the fluctuations in the production area for the periods indicated:

	Nine-month Period ended September 30,
	2014	2013
	Hectares
Crops (1)	152,777	147,634
Rice	36,604	35,249
All Other Segments	-	-
Sugar, Ethanol and Energy	123,486	101,270

(1)	Does not include second crop area.

(vi) Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition.

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

3

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean is subject to an export tax of 35.0%; wheat is subject to an export tax of 23.0%, rough rice is subject to an export tax of 10.0%, processed rice is subject to an export tax of 5.0%, corn is subject to an export tax of 20.0% and sunflower is subject to an export tax of 32.0%.

As local prices are determined taking into consideration the export parity reference, any increase in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our consolidated financial statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of September 30, 2014, the Peso-U.S. dollar exchange rate was Ps. 8.43 per U.S. dollar as compared to Ps. 5.793 per U.S. dollar as of September 30, 2013. As of September 30, 2014, the Real-U.S. dollar exchange rate was R$2.451 per U.S. dollar as compared to R$2.23 per U.S. dollar as of September 30, 2013. The following graphs show the Argentina Peso-U.S. dollar rate of exchange and Brazilian Reais- U.S. dollar rate of exchange for the periods indicated:

Argentine Peso/ U.S Dollar	Brazilian Reais/U.S. Dollar

During the periods ended September 30, 2014 and 2013, we entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 8.5 million and US$ 12.5 million, respectively. The currency forward contracts entered in 2014 has maturity date in December 2014, while those entered in 2013 had maturity dates ranging between December 2013 and June 2014. The outstanding contracts resulted in the recognition of a loss/gain amounting to US$ 0.6 million in 2014 and of a gain amounting to US$ 2.6 million in 2013. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Cotton is unique in that while it is typically harvested from May to July, it requires a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. The sugarcane harvesting period typically begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” included in our Form 20-F.

4

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as “no-till” technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “—Risks Related to Argentina—Argentina law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments” included in “Item 3-Risk Factors” in our Form 20-F.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a portion or an entire farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $165.3 million for the year ended December 31, 2011, $301.4 million for the year ended December 2012 and $226.6 million for the year ended December 31, 2013. Capital expenditures totaled $238.8 million for the nine month period ended September 30, 2014 in comparison with $166.4 million in the same period in 2013. See also “—Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2014 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL)

5

Critical Accounting Policies and Estimates

The Company's critical accounting policies and estimates are consistent with those described in Note 4 to our audited consolidated annual financial statements for the year ended December 31, 2013 included in our Form 20-F.

Operating Segments

IFRS 8, “Operating Segments,” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes.

We are organized into three main lines of business, which are farming; land transformation; and sugar, ethanol and energy. As of January 1, 2014, the Company did not consider its Coffee and Cattle businesses to be of continuing significance as they no longer meet the quantitative threshold for separate disclosure as reportable segments. Accordingly, the Coffee and Cattle businesses are presented within the “Farming – All Other Segments” reportable segment and prior year disclosures have been recast to conform to this presentation. As a result, the Company´s businesses are comprised of five reportable operating segments, which are organized based upon their similar economic characteristics, the nature of the products they offer, their production processes, the type and class of their customers and their distribution methods.

Our farming business is comprised of three reportable operating segments as follows:

•	Our Crops segment includes the planting, harvesting and sale to grain traders of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing and conditioning and handling and drying services to third parties. Production activities in our Crops segment reflect the most productive use of the land to maximize economic return and not the performance of any one underlying crop. Accordingly, the relative mix of underlying crops may change from harvest year to harvest year. A single manager is responsible for the management of operating activity of all crops rather than a manager for each individual crop.

•	Our Rice segment consists of planting, harvesting, processing and marketing of rice.

•	Our Dairy segment consists of the production and sale of raw milk, and manufactured dairy products processed in third parties industrial facilities.

•	Our ‘All Other Segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which individually do not meet the quantitative thresholds for disclosure and for which the Company’s management does not consider them to be of continuing significance as of January 1, 2014, namely, Coffee and Cattle.

•	Our Sugar, Ethanol and Energy business is its own reporting operating segment and consists of cultivating sugarcane, which we process in our own sugar mills, transform into sugar, ethanol and electricity and market and sell.

•	Our Land Transformation business is its own reporting operating segment and includes (i) the ultimate cash realization through sales to third parties of the increase in value of land which is generated through the transformation of its productive capabilities and (ii) bargain gains arising from business combinations, which represent the excess of the fair value of the land acquired over the actual price paid, typically in connection with purchases of undeveloped or undermanaged farmland businesses. See Note 4 to our unaudited consolidated interim financial statements as of and for the three-months and nine-month period ended September 30,2014 filed under cover of 6-K with the SEC on November 12,2014 (the “Financial Statement”) for a description of the basis used to determine fair values.

6

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only, as of September 30, 2014, we have completed our 2013/2014 harvest year crops. The harvested tons presented corresponds to the harvest completed as of September 30, 2014.

	Nine-month period ended September 30,
	2014	2013
Sales	( Unaudited, in thousands of $)
Farming Business	252,179	273,535
Crops	152,268	169,024
Soybean(1)	71,039	66,228
Corn (2)	63,213	77,107
Wheat (3)	7,275	11,968
Sunflower	6,796	8,021
Other crops(4)	3,945	5,700
Rice(5)	75,123	78,266
Dairy	23,651	22,475
All other segments(6)	1,137	3,770
Sugar, Ethanol and Energy Business (7)	253,746	201,313
Sugar (18)	111,710	84,819
Ethanol	101,713	95,146
Energy	40,323	21,348
Total	505,925	474,848
Land Transformation Business(8)	25,508	6,919

	2013/2014	2012/2013
	Harvest	Harvest
Production	Year	Year
Farming Business
Crops (tons)(9)	643,354	496,590
Soybean (tons)	218,608	175,478
Corn (tons) (2)	318,381	242,246
Wheat (tons) (3)	77,086	52,308
Sunflower (tons)	23,161	24,076
Cotton lint (tons)	6,118	2,482
Rice(10) (tons)	205,489	202,589

	Nine-month period ended September 30,
	2014	2013
Processed rice(11) (tons)	98,081	107,637
Dairy(12) (thousand liters)	58,161	52,390
Sugar, Ethanol and Energy Business
Sugar (tons)	278,878	237,002
Ethanol (cubic meters)	201,254	198,154
Energy (MWh)	283,075	210,817
Land Transformation Business (hectares traded)	12,887	5,607

7

	2013/2014	2012/2013
	Harvest	Harvest
Planted Area	Year	Year
	(Hectares)
Farming Business(14)
Crops(15)	185,333	186,964
Soybean (13)	82,981	91,747
Corn (2) (13)	51,212	45,795
Wheat (3)	29,412	28,574
Sunflower	12,880	12,478
Cotton	6,217	3,098
Forage	2,631	5,272
Rice	36,604	35,249
All other segments(16)	-	1,632
Total Planted Area	221,937	223,845
Second Harvest Area	29,923	34,057
Leased Area	55,797	54,350
Owned Croppable Area(17)	136,217	135,438

	Nine-month period ended September 30,
	2014	2013
Sugar, Ethanol and Energy Business
Sugarcane plantation	123,486	101,270
Owned land	9,145	9,145
Leased land	114,341	92,125

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum.

(3)	Includes barley and rapeseed.

(4)	Includes cotton seeds and farming services.

(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)	All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.

(7)	Includes sales of sugarcane and other miscellaneous items to third parties.

(8)	Represents capital gains from the sale of land.

(9)	Crop production does not include 37,189 and 27,528 tons of forage produced in the 2013/2014 and in the 2012/2013 harvest years, respectively.

(10)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

8

(11)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(12)	Raw milk produced at our dairy farms.

(13)	Includes second crop.

(14)	Includes hectares planted in the second harvest.

(15)	Includes 2,631 hectares and 5,272 hectares used for the production of forage during the 2013/2014 and the 2012/2013 harvest years, respectively.

(16)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years. We sold two coffee farms and leased the production rights of a third coffee farm in the second quarter of 2013. Accordingly, we do not expect the coffee business to generate sales in future periods.

(17)	Does not include potential croppable areas being evaluated for transformation.

(18)	Includes Other Services

Nine-month period ended September 30, 2014 as compared to nine-month period ended September 30, 2013

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Nine-month period ended September 30
	2014	2013

	(Unaudited, in thousands of $)
Sales of manufactured products and services rendered	330,700	280,596
Cost of manufactured products sold and services rendered	(221,902)	(182,252)
Gross Profit from Manufacturing Activities	108,798	98,344
Sales of agricultural produce and biological assets	175,225	194,252
Cost of agricultural produce sold and direct agricultural selling expenses	(175,225)	(194,252)
Initial recognition and changes in fair value of biological assets and agricultural produce	40,369	(20,807)
Changes in net realizable value of agricultural produce after harvest	1,210	9,865
Gross Profit/(loss) from Agricultural Activities	41,579	(10,942)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	150,377	87,402
General and administrative expenses	(39,239)	(39,050)
Selling expenses	(51,771)	(45,751)
Other operating income, net	15,051	21,516
Share of loss of joint ventures	(462)	(41)
Profit from Operations Before Financing and Taxation	73,956	24,076
Finance income	6,643	5,325
Finance costs	(59,644)	(76,373)
Financial results, net	(53,001)	(71,048)
Profit/(loss) Before Income Tax	20,955	(46,972)
Income Tax (expense)/benefit	(5,661)	14,760
Profit/(loss) for the period from Continuing Operations	15,294	(32,212)
Profit for the period from discontinued Operations	-	1,767
Profit/(loss) for the period	15,294	(30,445)

9

Sales of Manufactured Products and Services Rendered

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
	(Unaudited)
	(In thousands of $)
2014	141	73,183	2,493	1,137	253,746	330,700
2013	372	76,196	-	2,715	201,313	280,596

Sales of manufactured products and services rendered increased 17.9%, from $281 million for the nine-month period ended September 30, 2013 to $331 million for the same period in 2014, primarily as a result of:

•	a $52.4 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 20.9% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 462 thousand tons in 2013 to 559 thousand tons in 2014; (ii) a 18.7% increase in volume of energy sold, from 238.5 thousand MWh in 2013 to 283.1 thousand MWh in 2014; and (iii) a 59.2% increase in the price of energy, from $89.5 in 2013 to $142.4 per Mwh in 2014 driven by strong drought during the summer, which affected Brazil’s hydroelectric generators. The increase in volume of sugar and ethanol sold was due to (a) a 5.9% increase in sugarcane milled, from 4.7 million tons in 2013 to 4.9 million tons in 2014; (b) a lower inventories build-up, measured in TRS, of 129,138 ton in 2013 compared to an inventory build-up of 75,574 ton in 2014; and (c) a 2.2% increase in the TRS content in sugarcane, from 126.2 kilograms per ton in 2013 to 129.0 kilograms per ton in 2014. The increase in the volume of energy sold was mainly due to (a) the increase in sugarcane milled; (b) the enhanced operational performance of our high-pressurized steam boilers which increased 26.9% our kilowatt hours (KWh) per ton of cane milled, from 45.2 KWh/ton in 2013 to 57.4 KWh/ton in 2014; and (c) our ability to turn-on the boiler early at the Angelica mill on March 7 to cogenerate electricity by burning the stockpile of bagasse leftover from the previous harvest. The increase in sugarcane milled was due to an increase in sugarcane yields from 74.3 tons per hectare in 2013 to 79.0 tons per hectare in 2014. The increases in volumes sold and energy prices were partially offset by: (i) a 7.3% decrease in sugar price, from $424 per ton in 2013 to $393 per ton in 2014; and (ii) a 4.2% decrease in ethanol price, from $644 per cubic meter in 2013 to $617 per cubic meter in 2014.

The following figure sets forth the variables that determine our Sugar and Ethanol sales

(1)	On average, one metric ton of sugarcane is equivalent to 140 kilograms of TRS equivalent. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

10

The following figure sets forth the variables that determine our Energy sales

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Nine Period Ended September 30,			Nine Period Ended September 30			Nine Period Ended September 30
	2014	2013	Chg %	2014	2013	Chg %	2014	2013	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	101.7	95.1	6.9%	164.9	147.8	11.6%	616.8	643.8	(4.2%)
Sugar (tons)	111.7	84.5	32.2%	284.1	199.2	42.6%	393.1	424.0	(7.3%)
Energy (MWh)	40.3	21.3	88.9%	283.1	238.5	18.7%	142.4	89.5	59.2%
Others	-	0.3	N/A
TOTAL	253.7	201.3	26.0%

•	a $2.5 million increase in our Dairy segment as we processed 6.0 million liters of our fluid milk into powder milk via a tolling agreement signed during 2014.

Partially offset by:

•	a 3.0 million decrease in our Rice segment, mainly due to: (i) a 3.4% decrease in the average sales price, from $406 per ton of rough rice equivalent in 2013 to $392 per ton of rough rice equivalent in 2014; and (ii) a 0.7% decrease in the volume of rice sold measured in tons of rough rice, from 192.7 thousand tons in 2013 to 191.4 thousand tons in 2014. The slight decrease in volume sold is mainly explained by (i) a 1.5% decrease in yields from 5.7 in 2013 to 5.6 in 2014 and (ii) a 30.1% decrease in purchases of rough rice to third parties, from 52.6 tons in 2013 to 36.8 tons in 2014; partially offset by (i) an inventory build-up of 60.3 thousand tons of rough rice in 2013 compared to an inventory build-up of 31.4 thousand tons rough rice in 2014; and (ii) a 3.8% increase in the production area from 35.2 thousand hectares in 2013 to 36.6 thousand hectares in 2014.

11

Cost of Manufactured Products Sold and Services Rendered

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
	(Unaudited)
	(In thousands of $)
2014	-	(57,421)	(2,364)	(615)	(161,502)	(221,902)
2013	-	(63,904)	-	(69)	(118,279)	(182,252)

Cost of manufactured products sold and services rendered increased 21.8%, from $182.3 million for the nine month period ended September 30, 2013, to $221.9 million for the same period in 2014. This decrease was primarily due to:

•	a $43.2 million increase in our Sugar, Ethanol and Energy segment mainly due to (i) a 20.9% increase in the volume of sugar and ethanol sold measured in TRS, and (ii) a 13.0% increase in unitary costs mainly due to the higher price of the sugarcane used as raw material to produce the sugar and ethanol inventories and additional freight expenses to transport stockpile of bagasse leftover from the previous harvest from the Ivinhema mill to the Angelica mill.

•	a $2.4 million increase in our Dairy segment mainly due to the sale of 623 tons of whole milk powder.

Partially offset by:

•	a $6.5 million decrease in our Rice segment mainly due to a 9.5% decrease in unitary costs, due to enhanced operating efficiencies coupled with a higher devaluation of the Argentine peso in 2014, which lowered our production cost in dollar terms.

Sales and Cost of Agricultural Produce and Biological Assets

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total

	(Unaudited, in thousands of $)
2014	152,127	1,940	21,158	-	-	175,225
2013	168,652	2,070	22,475	1,055	-	194,252

Sales of agricultural produce and biological assets decreased 9.8%, from $194.3 million for the nine month period ended September 30, 2013, to $175.2 million for the same period in 2014, primarily as a result of:

•	A $16.5 million decrease in our Crops segment mainly driven by: (i) a decrease in commodity prices; and (ii) an inventory build-up of 4.8 thousand tons of soybean and 1.1 thousand tons of corn in 2013 compared to an inventory build-up of 42.8 thousand tons of soybean and 78.4 thousand tons of corn in 2014. This was partially offset by (i) an increase in yields as 2012/2013 yields were negatively affected by a drought experienced from January to April 2013; and (ii) a 0.6% increase in production area from 181.7 thousand hectares in 2012/2013 to 182.7 thousand hectares in 2013/2014. For a full list of crops yields fluctuations, please see “Trends and Factors Affecting Our Results of Operations—Effect of Yields Fluctuations”.

12

•	a $1.3 million decrease in our Dairy segment mainly due to: a 6.1% decrease in the price of milk, from $0.40 per liter in 2013 to $0.38 per liter in 2014. The volume of fluid milk sold remained essentially unchanged as a 9.1% increase in volume of milk produced, from 52.4 million liters in 2013 to 58.2 million liters in 2014, was offset by the processing of 6.0 million liters of fluid milk into whole milk powder, postponing sales for next quarters. The increase in volume produced was a result of a 7.0% increase in the amount of milking cows, from 6.0 thousand heads in 2013 to 6.4 thousand heads in 2014 and a 3.8% increase in productivity per cow, from 32.0 liters per day in 2013 to 33.2 liters per day in 2014.

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended September 30,			Period ended September 30,			Period ended September 30,
	2014	2013	% Chg	2014	2013	% Chg	2014	2013	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	71.0	66.2	7.3%	196.4	182.2	7.8%	361.6	363.5	(0.5%)
Corn (1)	63.2	77.1	( 18.0%)	320.6	335.8	(4.5%)	197.2	229.6	(14.1%)
Wheat (2)	7.3	12.0	(39.2%)	31.2	44.9	(30.5%)	233.0	266.4	(12.6%)
Sunflower	6.8	8.0	(15.3%)	17.9	19.5	(7.8%)	378.9	412.4	(8.1%)
Others	3.8	5.3	(28.6%)
Total	152.1	168.7	(9.8%)

(1)	Includes sorghum.

(2)	Includes barley.

While we receive cash or other consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” included in our Form 20-F.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total
	(Unaudited)
	(In thousands of $)
2014	43,857	12,012	6,931	(3)	(22,428)	40,369
2013	18,550	5,985	5,124	(7,628)	(42,838)	(20,807)

Initial recognition and changes in fair value of biological assets and agricultural produce increased, from a loss of $20.8 million for the nine month period ended September 30, 2013, to a gain of $40.4 million for the same period in 2014, primarily due to:

•	a $25.3 million increase in our Crops segment mainly due to:

-	a $28.1 million increase in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $17.3 million in 2013 to a gain of $45.4 million in 2014, mainly due to (i) an increase in yields as 2012/2013 yields were negatively affected by a drought experienced from January to April 2013; (ii) an increase in the production area; and, (iii) lower production costs in dollar terms due to enhanced operating efficiencies coupled with a higher devaluation of the Argentine peso in 2014.

-	Of the $43.9 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2014, $9.9 million gain represents the unrealized portion, as compared to the $2.7 million unrealized gain of the $18.6 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2013.

13

The following table sets forth actual production costs by crop for the period indicated:

	Harvest 2013/2014	Harvest 2012/2013	% Change
	(In $ per hectare)
Corn	494.0	541.4	(8.7%)
Soybean First harvest	462.4	497.0	(7.0%)
Soybean Second harvest (1)	317.4	301.1	5.4%
Cotton	1,851.3	2,028.8	(8.7%)

(1) The increase in production costs per hectare is due the seeding expenses for 4.6 thousand hectares, which were planted but not harvested as a result of adverse weather.

•	a $20.4 million increase in our Sugar, Ethanol and Energy segment mainly due to:

-	a $18.4 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $29.7 million in 2013 to a loss of $11.3 million in 2014, mainly generated by (i) an increase in sugarcane yields estimates for the 2014 season due to improved weather in Mato Groso do Sul during the growing period of the sugarcane; and (ii) an increase in sugarcane yields estimates for 2015due to operational improvements.

-	The changes in the recognition at fair value less cost to sell of sugarcane at the point of harvest increased from a loss of $13.1 million in 2013 to a loss of $11.1 million in 2014 due to lower production costs as a result of attained economies of scale and operational improvements.

-	Of the $22.4 million loss of initial recognition and changes in fair value of biological assets and agricultural produce for the nine month period ended September 30, 2014, $15.7 million loss represents the unrealized portion, as compared to the $35.3 million loss unrealized portion of the $42.8 million loss of initial recognition and changes in fair value of biological assets and agricultural produce for the same period in 2013.

•	a $7.6 million increase in our All Other Segments as a result of a loss of $9.5 million in 2013 mainly due to a decrease in the fair value of coffee plantations generated by a decrease in coffee price estimates. As of May 2, 2013, we entered into an agreement to sell the Lagoa do Oeste and Mimoso farms in Brazil, including 904 hectares planted with coffee trees, which represent all of our farms in our Coffee segment. In addition, we entered into a lease agreement pursuant to which the lessee will operate and manage 728 hectares of existing coffee trees in the company’s Rio de Janeiro farm during an 8-year period. The loss in 2013 was mostly generated prior to entering into the selling and leasing agreements.

•	a $6.0 million increase in our Rice segment, as a result of:

14

-	a $6.1 million increase in the recognition at fair value less cost to sell of rice at the point of harvest, from a gain of $5.9 million to a gain of $12.0 million mainly due to (i) the increase in area under production; and (ii) the lower production costs in dollar terms due to enhanced operating efficiencies coupled with a higher devaluation of the Argentine peso in 2014.

-	Of the $12.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2014, $8.1 million gain represents the realized portion, as compared to the $2.3 million gain realized portion of the $6.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2013.

•	a $1.8 million increase in our Dairy segment mainly due to:

-	a $1.6 million increase in the recognition at fair value less cost to sell of fluid milk, from a gain of $5.4 million in 2013 to a gain of $6.9 million in 2014, mainly due to (i) the increase in the number of milking cows, (ii) the increase in average productivity of milking cows, and (iii) a 2.5% decrease in production costs per milking cow due to enhanced operating efficiencies coupled with the devaluation of the Argentine peso; this was partially offset by the 6.1% decrease in the price of fluid milk.

-	Of the $6.9 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2014, $6.9 million gain represents the realized portion of such gain, as compared to the $5.4 million realized gain portion of the $5.1 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2013.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited)
	(In thousands of $)
2014	1,210	N/A	N/A	N/A	N/A	N/A	1,210
2013	9,744	N/A	N/A	121	N/A	N/A	9,865

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest decreased from $9.9 million for the nine month period ended September 30, 2013 to $1.2 million for the same period in 2014. This decrease is mainly explained by the decrease in commodity prices and higher inventories of corn, partially offset by higher gains from forward contracts.

General and Administrative Expenses

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited)
	(In thousands of $)
2014	(3,266)	(2,370)	(1,166)	(136)	(16,771)	(15,530)	(39,239)
2013	(3,137)	(3,461)	(776)	(866)	(14,548)	(16,262)	(39,050)

15

Our general and administrative expenses remained essentially unchanged. The increase in our Sugar, Ethanol and Energy segment is due to the expansion of the milling; which was partially offset by enhanced operating efficiencies coupled with a higher devaluation of the peso in Argentina in 2014.

Selling Expenses

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total
	(Unaudited)
	(In thousands of $)
2014	(3,413)	(11,393)	(464)	(24)	(35,348)	(1,129)	(51,771)
2013	(5,144)	(11,929)	(336)	(488)	(27,693)	(161)	(45,751)

Selling expenses increased 13.2%, from $45.8 million for the nine month period ended September 30, 2013, to $51.8 million for the same period in 2014, driven by a $7.7 million increase in our Sugar, Ethanol and Energy segment mainly due to the increase in sales volume of sugar and ethanol measured in TRS. This was partially offset by a decrease in selling expenses for Crops driven by the decreases in sales.

Selling expenses of our Rice, Dairy, All Other Segments and Corporate segments remained essentially unchanged.

Other Operating Income, Net

Nine-month period ended September 30,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
(Unaudited)
(In thousands of $)
2014	11,358	(14)	80	(13)	3,495	-	145	15,051
2013	6,742	390	20	(297)	7,686	6,919	56	21,516

Other operating income, net decreased $6.5 million, from $21.5 million for the nine month period ended September 30, 2013, to $15.1 million for the same period in 2014, primarily due to:

•	a $6.9 million decrease in our land transformation segment due to sales made during the nine-month period ending September 30, 2013, when we sold: (i) our remaining 49% interest in Santa Regina S.A (51% of the interest was sold in December 2012), generating $1.2 million in capital gains for the period; and (ii) Lagoa do Oeste and Mimoso coffee farms in Brazil, generating $5.7 million in capital gains for the prior period.

•	a $4.2 million decrease in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of outstanding hedge positions,

Partially offset by:

•	a $4.6 million increase in our Crops segment due to the mark-to-market effect of outstanding hedge positions,

16

Other operating income, net of our Rice, Dairy and Corporate segments remained essentially unchanged.

Financial Results, Net

Our financial results, net increased from a loss of $71.0 million for the nine month period ended September 30, 2013 to a loss of $53.0 million for the same period in 2014, primarily due to: (i) a $6.9 million mainly non-cash loss in 2014, compared to a $16.5 million non-cash loss in 2013, mostly generated by the impact of foreign exchange fluctuation on our dollar denominated debt and the portion of the loss that was transferred to equity, in connection with our adoption of cash flow hedge accounting under IAS 39 effective July 1, 2013. From January 1, 2014 to September 30, 2014, Adecoagro recognized a $33.3 million loss in “Other Comprehensive Income” that will be reclassified to “Profit or Loss” in future periods, when the associated debt is amortized, compared to the $4.8 million loss for the same period of 2013. Additionally, during the period a $5.1 million loss was reclassified from Equity to the “Financial Result, net” line item. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements; and (ii) $0.2 million loss in 2014 compared to a $18.6 million loss in 2013, primarily resulting from the mark to market of our currency hedge derivatives. This was partially offset by higher interests costs driven by a higher level of debt mainly as a result of our capital expenditures commitments related to the construction of our Ivinhema mill.

The following table sets forth the breakdown of financial results for the periods indicate.

	Nine-month period ended September 30,
	2014	2013
	(Unaudited)
	(In $thousand)		% Change
Interest income	5,735	4,740	21.0%
Interest costs expense	(42,314)	(36,056)	17.4%
Cash flow hedge – transfer from equity	(5,062)	266	N/A
Foreign exchange losses, net	(6,889)	(16,467)	(58.2%)
Loss from interest rate / foreign exchange rate derivative financial Instruments	(184)	(18,549)	(99.0%)
Taxes	(3,003)	(2,911)	3.2%
Other Expenses	(1,284)	(2,071)	(38.0%)
Total Financial Results, net	(53,001)	(71,048)	(25.4%)

Income Tax expense

Current income tax charge totaled $5.6 million for the nine-month period ended September 30, 2014, which equates to a consolidated effective tax rate of 27%. For the same period in 2013 we registered a gain of income tax of $14.8 million, which equates to a consolidated effective tax rate of 31.4%.

As of September 30, 2014, the income tax rate in Uruguay is 25%. However, in Uruguay the income tax rate applicable to derivative activities is 0.75%. During the nine-month period ended September 30, 2014, we recognized a gain in the line item Other operating income, net, of $9.1 million which was subject to the 0.75% rate. In addition, in Brazil, we had an unused tax loss carryforward of $1 million. As result of these effects our consolidated effective income tax rate decreased from 31.4% for the nine-month period ended September 30, 2013 to 27% for the same period in 2014.

Profit for the period

As a result of the foregoing, our net income for the nine-month period ended September 30 increased $45.7 million, from a loss of $30.4 million in 2013 to a profit of $15.3 million in 2014.

17

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Nine-month period ended September 30, 2014 and 2013

The table below reflects our statements of Cash Flow for the nine-month period ended September 30, 2014 and 2013.

	Nine-month period
	2014	2013
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	232,147	218,809
Net cash generated from operating activities	61,368	60,001
Net cash used in investing activities	(232,819)	(128,722)
Net cash generated by financial activities	145,337	126,541
Effect of exchange rate changes on cash and cash equivalent	(9,241)	(16,100)
Cash and cash equivalent at the end of the period	196,792	260,529

Operating Activities

Period ended September 30, 2014

Net cash generated by operating activities was $61.4 million for the period ended September 30, 2014. During this period, we generated a net gain of $15.3 million that included non-cash charges relating primarily to depreciation and amortization of $67 million, $37.9 million of interest expense, net, and $5.7 million of income tax benefit. All these effects were partially offset by $13.9 loss from derivative financial instruments.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $71.9 million, primarily due to an increase of $62.7 million in inventories, $37.9 million of trade and other receivables and a decrease of $15.7 million in trade and other payables, partially offset by a decrease of $27.7 in biological assets due to the harvest of rice, crops, and sugarcane.

Period ended September 30, 2013

Net cash generated by operating activities was $60 million for the nine-month period ended September 30, 2013. During this period, we generated a net loss of $30.4 million that included non-cash charges relating primarily to depreciation and amortization of $51 million, $36.7 million of unrealized portion of the initial recognition and changes in fair value of non harvested biological assets, $33.4 million of interest expenses, net, $16.2 million of foreign exchange losses, net. All these effects were partially offset by income tax benefit of $14.8 million and $5.1 million of a gain from disposal of farmland and other assets.

18

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $31.9 million, primarily due to an increase of $51.2 million in inventories, mainly as a result of being in the sugarcane processing period, and an increase of $20.2 million in trade and other receivables partially offset by a decrease of $38.8 million in biological assets.

Investing Activities

Period ended September 30, 2014

Net cash used in investing activities totaled $232.8 million in the nine-month period ended September 30, 2014, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the Ivinhema mill), totaling $155.8 million; $82.2 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul.

Period ended September 30, 2013

Net cash used in investing activities totaled $128.7 million in the nine-month period ended September 30, 2013, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the second phase of Ivinhema mill), totaling $95.2 million; $69.9 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were primarily related to proceeds of $11.0 million from collection of disposal of subsidiaries, $13.1 million of sales of financial assets and $5.1 million of discontinued operations.

Financing Activities

Period ended September 30, 2014

Net cash provided by financing activities was $145.3 million in the period ended September 30, 2014, primarily derived from the incurrence of new long and short term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development for $173.7 and $48.2 million, respectively; and from the sale of minority interest in subsidiaries for $49.9 million. All these effects were partially offset by payments of $81.3 million of our long term borrowings and $13.0 million of purchase of own shares. During this period, interest paid totaled $32.8 million.

Period ended September 30, 2013

Net cash provided by financing activities was $126.5 million in the period ended September 30, 2013, primarily derived from the incurrence of new long term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development for $255.9 million, partially offset by payments of $53.3 million of our long term borrowings, $52.2 of net decrease of our short term borrowings. During this period, interest paid totaled $23.4 million.

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” In our Form 20-F). As of September 30, 2014, our cash and cash equivalents amounted to $196.8 million.

19

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	September 30, 2014	December 31, 2013
	(unaudited)
Fixed rate:
Less than 1 year	95,821	56,932
Between 1 and 2 years	47,497	38,393
Between 2 and 3 years	44,403	37,762
Between 3 and 4 years	36,776	29,467
Between 4 and 5 years	28,510	27,803
More than 5 years	84,026	75,745
	337,033	266,102
Variable rate:
Less than 1 year	109,352	90,707
Between 1 and 2 years	139,072	107,392
Between 2 and 3 years	126,227	100,949
Between 3 and 4 years	42,761	54,212
Between 4 and 5 years	8,442	12,586
More than 5 years	22,043	27,444
	447,897	393,290
	784,930	659,392

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

20

Brazilian subsidiaries

The main loan of the Company’s Brazilian Subsidiaries identified below are:

Adecoagro Vale do Ivinhema (“AVI”)

Bank	Grant Date	Nominal amount	Capital Outstanding as of September 30 2014		Maturity date	Annual Interest Rate
		(In millions)	Millions of Reais	Millions of equivalent U.S.Dollars
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	R$ 151	67.1	27.4	April 2018	Partially Long-Term Interest Rate (TJLP), as disclosed by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 4.05%
Banco Do Brasil (2)	July 2010	R$ 70	51.0	20.8	July 2020	10% with 15% of bonus performance
BTG Pactual / HSBC / Votorantim / Rabobank (3)	May 2012	R$ 230	153.3	62.5	December 2015	CDI + 3.6%
Banco Do Brasil (4)	October 2012	R$ 130	130.0	53.0	November 2022	2.94% per annum with 15% of bonus performance
Itau BBA FINAME Loan (5)	December 2012	R$ 45.9	42.6	17.4	November 2022	2.50%
Itau BBA (6)	March 2013	R$ 75	67.5	27.5	March 2019	CDI + 3.2%
ING / ABN /Bladex Loan (7)	July 2013	US$ 70	-	52.5	December 2016	LIBOR 6M plus 4.5%
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (7)	September 2013	US$ 90	-	90.0	July 2017	LIBOR 3M plus 4.75%
Banco do Brasil / Itaú BBA Finem Loan (5)	September 2013	R$ 273	178.8	72.9	January 23	5.72%
BNDES Finem Loan (8)	November 2013	R$ 215	150.0	61.2	January 23	3.50%
ING / Bradesco / HSBC / BES / ICBC / Hinduja Bank / Monte Dei Paschi / Banco da China / Bladex (7)	March 2014	US$ 100	-	100.0	December 2017	LIBOR 3M plus 4.2%

Usina Monte Alegre (“UMA”)

Bradesco (9)	May 2012	US$ 11.7	-	9.8	May 2016	7.20%

(1) Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S.A.; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(2) Collateralized by (i) a first degree mortgage of the Sapálio farm, (ii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(3) Collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca farms, (ii) pledge of sugarcane and (iii) sales contracts.
(4) Collateralized by (i) a second degree mortgage of the Sapalio farm and (ii) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(5) Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) liens over the Ivinhema mill and equipment.
(6) Collateralized by power sales contract.
(7) Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(8) Collateralized by (i) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema and (ii) power sales contracts.
(9) Collateralized by (i) liens over the Monte Alegre mill and equipment, all of which are property of Usina Monte Alegre.

21

Argentinian Subsidiaries

The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

•	IDB Facility
Bank	Date	Nominal amount	Amount Outstanding as of September 30, 2014	Maturity date	Annual Interest Rate	Use of proceeds
		(In millions)	(In millions)
IDB Tranche A	Nov 2011	US$ 31	US$ 13.8	November 2018	6.11% per annum.	Capital Expenditures
IDB Tranche B	Nov 2011	US$ 49	US$ 33.3	November 2016	180-day LIBOR plus 4.45% per annum (1)	Capital Expenditures

Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian subsidiaries, entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

This Facility is collateralized by property, plant and equipment with a net book value of approximately $24.8 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over $3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina. Adeco Agropecuaria S.A. and Pilagá S.A. are required to meet the following financial ratios (measured on a combined basis):

	2014	2015	2016	2017	2018
Total Debt (>; in million) (i)	160,000	160,000	160,000	160,000	160,000
Current Ratio (>) (ii)	1.20x	1.20x	1.20x	1.20x	1.20x
Interest Coverage Ratio (>) (ii)	2.25x	2.30x	2.40x	2.50x	2.60x
Liabilities to Equity (<) (ii)	1.40x	1.40x	1.40x	1.40x	1.40x

(i)	Measured on a quarterly basis.

(ii)	Measured on yearly basis

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2014 and 2013 the Company was in compliance with all financial covenants.

Short-term Debt.

As of September 30, 2014, our short term debt totaled $205.2 million.

22

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

The abovementioned loans have to comply with financial covenants. The financial covenants are measured considering the statutory financial statements of the Brazilian Subsidiaries. The covenants to comply with are defined as follows and detailed in the table below:

Interest Coverage = (Adjusted EBITDA)/(Net Financial Expenses)

Solvency = Equity/(Total Assets)

Net Bank Debt/Adjusted EBITDA = (Bank Debt-Cash)/(Adjusted EBITDA)

Debt Service Coverage = (Adjusted EBITDA)/(Payment of long term debt-Net Financial Expenses- dividends)

Bank	Ratio	2014	2015	2016	2017 and on
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG)	Interest Coverage	[ ≥ ] 2	[ ≥ ] 2	[ ≥ ] 2	[ ≥ ] 2
	Solvency	[ ≥ ] 40%	[ ≥ ] 40%	[ ≥ ] 40%	[ ≥ ] 40%
	Net Bank Debt / EBITDA	[ ≤ ] 4.5	[ ≤ ] 4.5	[ ≤ ] 4.0	[ ≤ ] 3.5
Banco Do Brasil	Debt service coverage	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2
BTG Pactual / HSBC / Votorantim / Rabobank	Interest Coverage	[ ≥ ] 2
	Solvency	[ ≥ ] 40%
	Net Bank Debt / EBITDA	[ ≤ ] 6
Bradesco	Net Debt / Sugarcane Milled Tons	[ ≤ ] 80	[ ≤ ] 80
	Net Debt/Equity	[ ≤ ] 80%	[ ≤ ] 80%
Banco Do Brasil	Debt service coverage	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2
Itau BBA	Net Bank Debt / EBITDA	[ ≤ ] 4.5	[ ≤ ] 4.5	[ ≤ ] 4.0	[ ≤ ] 3.5 / [ ≤ ] 3.0
Itau BBA	Net Bank Debt / EBITDA	[ ≤ ] 4.5	[ ≤ ] 4.5	[ ≤ ] 4.0	[ ≤ ] 3.5 / [ ≤ ] 3.0
ING / ABN /Bladex	Interest Coverage	[ ≥ ] 2	[ ≥ ] 2
	Solvency	[ ≥ ] 40%	[ ≥ ] 40%
	Net Bank Debt / EBITDA	[ ≤ ] 5.0	[ ≤ ] 4.0
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank	Interest Coverage	[ ≥ ] 2	[ ≥ ] 2	[ ≥ ] 2
	Solvency	[ ≥ ] 40%	[ ≥ ] 40%	[ ≥ ] 40%
	Net Bank Debt / EBITDA	[ ≤ ] 5.0	[ ≤ ] 4.5	[ ≤ ] 4.5
Banco do Brasil / Itau BBA Finem Loan	Debt Service Coverage	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2	[ ≥ ] 1.2
	Net Bank Debt / EBITDA	[ ≤ ] 4.5	[ ≤ ] 4.5	[ ≤ ] 4.0	[ ≤ ] 3.5 / [ ≤ ] 3.0
BNDES Finem Loan	Solvency	[ ≥ ] 40%	[ ≥ ] 40%	[ ≥ ] 40%	[ ≥ ] 40%
	Net Bank Debt / EBITDA	[ ≤ ] 4.5	[ ≤ ] 4.5	[ ≤ ] 4.0	[ ≤ ] 3.5 / [ ≤ ] 3.0
ING / Bradesco / HSBC / BES / ICBC / Hinduja Bank / Monte Dei Paschi / Banco da China / Bladex	Interest Coverage	[ ≥ ] 2	[ ≥ ] 2	[ ≥ ] 2
	Solvency	[ > ] 40%	[ > ] 40%	[ > ] 40%
	Net Bank Debt / EBITDA	[ < ] 5	[ < ] 4.5	[ < ] 4.0

23

Capital Expenditure Commitments

During the nine-month Period ended September 30, 2014, our capital expenditures totaled $238.0 million. Our capital expenditures consisted mainly of equipment, machinery and construction costs related to the construction of the Ivinhema sugar and ethanol mill in Brazil.

We expect continuous capital expenditures for the foreseeable future as we expand and consolidate each of our business segments.

24